Alliance National Municipal Income Fund, Inc.	Exhibit 77C
811-10573


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance National Municipal Income Fund, Inc (ANMIF) was held on March 24, 2005. A description of each proposal and number of shares voted at the meeting are as follows:

To elect four Directors of ANMIF for a term of two or three years and until his or her successor is duly elected and qualifies.
Class One Nominee (term expires 2007): Michael J. Downey, 19,422,409 shares voted for, 251,533 shares withheld.
Class Two Nominees (terms expire 2008): William H. Foulk, Jr., 19,439,463 shares voted for, 254,479 shares withheld. David H. Dievler, 19,436,496 shares voted for, 257,446 shares withheld.